                 [Provident Bankshares Corporation Letterhead]



                                 August 29, 2007


Ms. Sharon Blume
Reviewing Accountant
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:   PROVIDENT BANKSHARES CORPORATION
               FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
               FORM 10-Q FOR THE FISCAL QUARTERS ENDED MARCH 31, 2007 AND JUNE 30, 2007
               FILE NO. 0-16421

Dear Ms. Blume:

On behalf of Provident Bankshares Corporation, Baltimore, Maryland (the "Corporation") this letter responds to your August 16, 2007 comment letter with respect to the Corporation's Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007. For your convenience, each comment is transcribed below, followed by the response.

Item 8. Financial Statements and Supplementary Data, page 37
------------------------------------------------------------

Consolidated Statement of Changes in Stockholders' Equity and Comprehensive
---------------------------------------------------------------------------
Income, page 42
---------------

COMMENT NO. 1

IT APPEARS YOU HAVE INCLUDED THE SFAS 158 TRANSITION ADJUSTMENT REQUIRED BY PARAGRAPH 16(A) OF SFAS 158 IN OTHER COMPREHENSIVE INCOME AND NET ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). PLEASE REVISE FUTURE FILINGS TO PRESENT THE TRANSITION ADJUSTMENT SOLELY IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), CONSISTENT WITH PARAGRAPH A7 OF SFAS 158.

RESPONSE TO COMMENT NO. 1

The Corporation has reviewed the technical requirements under paragraph A7 of SFAS No. 158 and agrees with your comment. The Corporation will comply with this comment in future filings.

Notes to Consolidated Financial Statements, page 44
---------------------------------------------------

Note - Summary of Significant Accounting Policies, page 44
----------------------------------------------------------

Derivative Financial Instruments, page 48
-----------------------------------------

Ms. Sharon Blume
August 29, 2007
Page 2


COMMENT NO. 2

PLEASE TELL US THE FOLLOWING RELATED TO YOUR HEDGING RELATIONSHIPS INVOLVING THE USE OF THE SHORT-CUT METHOD FOR ASSUMING NO INEFFECTIVENESS:

    o    THE NATURE AND SPECIFIC TERMS OF THE HEDGED ITEMS;
    o THE NATURE AND SPECIFIC TERMS OF THE DERIVATIVE INSTRUMENTS AND HOW YOU DETERMINE THOSE TERMS MATCH THE TERMS OF THE HEDGED ITEMS;
    o    THE SPECIFIC DOCUMENTED RISK BEING HEDGED;
    o    THE TYPE OF SFAS 133 HEDGE (FAIR VALUE, CASH FLOW, ETC.); AND
    o HOW YOU DETERMINE THESE HEDGING RELATIONSHIPS MEET EACH OF THE CONDITIONS IN PARAGRAPH 68 OF SFAS 133 TO QUALIFY FOR USE OF THE SHORT CUT METHOD.

RESPONSE TO COMMENT NO. 2

On December 31, 2006, the Corporation had three fixed rate FHLB borrowings outstanding totaling $29,900,000 that were being hedged with three LIBOR interest rate swaps with the same notional amounts. The hedge objective was to convert fixed rate borrowings to variable rate borrowings. The critical terms of both the underlying hedged item and the swap matched. All three interest rate swaps were accounted for as fair value hedges using the short-cut method of accounting as permitted by SFAS No. 133.

Prior to entering into an interest rate swap agreement that meets the requirements under SFAS No. 133 for the short-cut method, a hedge documentation checklist "Documentation Requirement for (Cash Flow Hedge or Fair Value Hedge) and Checklist for Obtaining Short-cut Accounting Treatment" is prepared by the Corporation's Treasury Department. The documentation of the hedging relationship includes the following:

         o    Identifies the type of hedge
         o States the risk management objective and strategy for undertaking the hedge
         o    Identifies the hedging instrument
         o    Identifies the nature of the risk being hedged, and
         o States how the hedging instrument's effectiveness in offsetting the exposure to the hedged item's cash flows will be assessed

Additionally, the interest rate swaps are tested and documented using the criteria stated in paragraph 68 of SFAS No. 133 for the assumption of no hedge ineffectiveness. If the accounting criteria for using the short-cut method is met, the Corporation enters into the interest rate swap. Subsequent to entering into the swap, the terms of the interest rate swap and the hedged item are reviewed and verified on a quarterly basis to determine if any changes had occurred that might invalidate the application of short-cut treatment. This review is documented on a quarterly basis. At no time during the hedge was a mismatch noted which would invalidate the short-cut treatment.

Ms. Sharon Blume
August 29, 2007
Page 3


THE NATURE AND SPECIFIC TERMS OF THE HEDGE ITEMS WERE AS FOLLOWS:


---------------------
HOST (HEDGED ITEMS):
------------------------------------------------------------------------------------------
                                                   MATURITY       FIXED      HOST IS NOT
         HOST            #        PRINCIPAL         DATE          RATE       PREPAYABLE
------------------------------------------------------------------------------------------
FHLB Borrowing          331      $25,000,000      May 10, 2007    3.98%         Yes
FHLB Borrowing          256        3,000,000     June 15, 2009    4.25%         Yes
FHLB Borrowing          295        1,900,000     July 18, 2011    4.40%         Yes
                                 -----------
                                 $29,900,000

THE NATURE AND SPECIFIC TERMS OF THE DERIVATIVE INSTRUMENTS WERE AS FOLLOWS:

----------------------
DERIVATIVE INSTRUMENT:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     CAP OR
                                                                                     FAIR VALUE      FLOOR ON
                                                       MATURITY                       OF SWAP      VARIABLE RATE    REPRICING
HEDGE POSITION                 #        PRINCIPAL        DATE            RATE       AT INCEPTION     ON SWAP        FREQUENCY
-------------------------------------------------------------------------------------------------------------------------------
Libor Interest Rate Swap      470      $25,000,000     May 10, 2007  90 Day Libor      Zero           None          Quarterly
Libor Interest Rate Swap      473        3,000,000    June 15, 2009  30 Day Libor      Zero           None          Monthly
Libor Interest Rate Swap      474        1,900,000    July 18, 2011  30 Day Libor      Zero           None          Monthly
                                       -----------
                                       $29,900,000

The specific terms of the derivative instruments were reviewed at inception to make sure they match the terms of the hedged item.

TYPE OF SFAS NO. 133 HEDGE AND SPECIFIC RISK BEING HEDGED.

All three derivatives that used the short-cut method were accounted for as fair value hedges. The specific documented risk being hedged was the change in fair value of the hedged item due to changes in market interest rates. Market interest rates are considered a benchmark under SFAS No.133.

TO DETERMINE IF THE HEDGING RELATIONSHIPS MEET EACH OF THE CONDITIONS IN PARAGRAPH 68 OF SFAS NO. 133 TO QUALIFY FOR USE OF THE SHORT-CUT METHOD, THE CORPORATION REVIEWS THE FOLLOWING CRITERIA.

Criteria to qualify for short-cut treatment for interest rate swaps designated as fair value hedges:

     ---------------------------------------------------------------------------
     Does the notional amount of the swap match the principal amount of the asset or liability? (68a)
     ---------------------------------------------------------------------------
     Is the fair value of swap at inception zero? (68b)
     ---------------------------------------------------------------------------
     Is the formula for computing net settlements the same for each settlement (fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment)? (68c)
     ---------------------------------------------------------------------------
     Is the hedged asset or liability not pre-payable? (68d)
     ---------------------------------------------------------------------------

Ms. Sharon Blume
August 29, 2007
Page 4


     ---------------------------------------------------------------------------
     Are the other terms of the instruments typical and do not
     invalidate the assumption of no effectiveness? (68e)
     ---------------------------------------------------------------------------
     Does the expiration date of the swap match the maturity date of the asset or liability? (68f)
     ---------------------------------------------------------------------------
     Is the swap free from a floor or ceiling on the variable
     interest rate of the swap? (68g)
     ---------------------------------------------------------------------------
     Is the interval between resets of the variable rate in the swap
     3 to 6 months or less? (68h)
     ---------------------------------------------------------------------------

If the answers to all the above questions are "yes," the swap qualifies for short-cut accounting treatment and there is an assumption of no hedge ineffectiveness. On a quarterly basis, the terms of the swap and the hedged item are reviewed for any changes that might invalidate the application of short-cut treatment.

As of June 30, 2007, the Corporation did not have any outstanding interest rate swaps that were accounted for using the short-cut accounting treatment. During the six months of 2007, swap number 470 matured while swaps numbered 473 and 474 were terminated.

Note 3 - Investment Securities, page 53
---------------------------------------

COMMENT NO. 3

WE NOTE YOUR DISCLOSURE ON PAGE 32 IN MD&A IN WHICH YOU STATE THAT YOU SOLD $182.9 MILLION FIXED RATE MORTGAGE-BACKED SECURITIES IN THE FOURTH QUARTER AT A LOSS OF $6.9 MILLION TO IMPROVE FUTURE PROFITABILITY AND REDUCE THE CORPORATION'S WHOLESALE ASSETS. PLEASE TELL US THE FOLLOWING CONCERNING THIS ASSET SALE:

     o A TIMELINE OF THE FACTS AND CIRCUMSTANCES RELATED TO YOUR DECISION TO SELL THESE SECURITIES; AND
     o HOW YOU CAN CONSIDER WHETHER YOU WERE REQUIRED TO RECORD AN OTHER THAN TEMPORARY IMPAIRMENT CHARGE TO INCOME RELATED TO AVAILABLE-FOR-SALE SECURITIES IN AN UNREALIZED LOSS POSITION AS OF SEPTEMBER 30, 2006. SPECIFICALLY TELL US THE BASIS FOR YOUR CONCLUSION THAT YOU HAD THE INTENT AND ABILITY TO HOLD THESE SECURITIES TO THE EARLIER OF LOSSES OR MATURITY AT SEPTEMBER 30, 2006.

RESPONSE TO COMMENT NO. 3

Over the past several years, the Corporation has articulated its wholesale asset reduction strategy in its annual and quarterly reports. This strategy would gradually reduce the total level of investment securities to be less than 25% of total assets, produced through continuous run-off of the monthly amortizing mortgage-backed securities ("MBS") portfolio. In the 4th Quarter 2006, management entered into a balance sheet restructuring transaction that sold $183 million of MBS, extinguished $32 million of long-term debt, retired $120 million of short-term borrowings and reinvested $36 million in securities at current market rates. At the time of the securities sale, the MBS market provided the Corporation with the opportunity to achieve this wholesale asset reduction strategy sooner than management planned while significantly benefiting the interest margin. The $183 million security sale was not for liquidity reasons, but a discretionary business decision based on a strategic opportunity that existed at this time due to the extended term of the flat yield curve and narrowing yield spreads for MBS relative to the Corporation's funding costs.

Ms. Sharon Blume
August 29, 2007
Page 5


         TIMELINE OF THE FACTS AND CIRCUMSTANCES:
         ----------------------------------------

     o Throughout the 3rd quarter of 2006, depositors significantly reduced their balances of low cost savings and checking accounts, replacing them generally with much higher cost certificates of deposit, lowering the Corporation's net interest margin by 11 basis points versus the 2nd quarter of 2006.
     o During the third week of October 2006, the magnitude of the net interest income decline was determined and communicated to Executive Management. Forecasts of the impact on the full year 2006 earnings and on 2007 earnings were calculated for the October 19, 2007 Asset and Liability Committee ("ALCO") meeting.
     o By mid-October, the Treasury Division considered the impact of a securities trade involving accelerated shrinking of the securities portfolio to improve the net interest margin after reading of another bank's 3rd quarter shrinkage / repositioning trade in that company's earnings announcement.
     o On October 19, 2006, the concept was discussed with Executive Management at the bi-weekly ALCO meeting. The Executives expressed interest in exploring this initiative, and the Treasury Division began working on a viable trade shortly thereafter.
     o By mid-November: After developing several scenarios, the Treasury Division developed a securities trade that would improve the net interest margin by 14 basis points by shrinking the balance sheet via a sale of low yielding securities combined with a small amount of stock repurchase. The trade was presented to the CFO on November 17, 2006 for approval and the CEO and the President approved it on November 21, 2007.
     o   On November 27th and 28th, the Securities were sold.


QUESTION CONCERNING OTHER THAN TEMPORARY IMPAIRMENT, SPECIFICALLY WITH RESPECT TO ABILITY AND INTENT TO HOLD THE SECURITIES ON SEPTEMBER 30, 2006 THAT WERE SUBSEQUENTLY SOLD IN THE FOURTH QUARTER:

As of September 30, 2006 and as of the filing of the 10-Q on November 9, 2006, the Corporation had no firm intention of selling any of the investment securities in its available-for-sale portfolio. Selling securities was not contemplated in the Corporation's annual budget, monthly forecasts, or in the weekly Treasury Management liquidity meetings held in September 2006. The Corporation did not begin to consider any sales until mid-October, and did not identify any securities to sell until mid-November.

With respect to ability to hold the securities, the Corporation has, and had throughout all of 2006, the ability and sufficient liquidity to hold all of its securities to maturity. As of September 30, 2006, the Corporation, a $6.4 billion asset institution, had the ability to raise over $900 million in secured funding from the broker repo markets and the FHLB Atlanta, over $800 million of unused Fed Funds lines, and had ample ability to raise funds in the brokered CD market. Additionally, all of the securities that were sold were pledgeable to the FHLB Atlanta or in the mortgage repo market, so they were effectively self-financing. In other words, the Corporation could raise essentially the same level of liquidity through pledging these assets to raise secured funding as an alternative to selling the securities.

Ms. Sharon Blume
August 29, 2007
Page 6


In conclusion, on September 30, 2006, the Corporation possessed both the intent and the ability to hold to recovery the securities subsequently sold in the fourth quarter, and should not have considered these securities to be other than temporarily impaired.

                                     * * * *

The Corporation hereby acknowledges that:

     o The Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         We trust that the responses provided herein appropriately address the concerns expressed in your letter. If you should require and additional information, please contact me at 410-277-2705.

                                            Very truly yours,

                                            /s/ Dennis A. Starliper

                                            Dennis A. Starliper
                                            Chief Financial Officer


cc:  Robert L. Davis, Esq.
     Edward G. Olifer, Esq.